SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Fidelity Southern Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

316394105
(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, Suite 103, Greenwich, Connecticut 06830
(203) 769-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316394105	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 567,122
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 567,122
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 567,122
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.26%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 316394105	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 567,122
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 567,122
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 567,122
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.26%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 316394105	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Tontine Overseas Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 94,638
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 94,638
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 94,638
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.71%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 316394105	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 661,760
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 661,760
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 661,760
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.97%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 316394105	SCHEDULE 13D/A	Page 6 of 10 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D originally filed on September 5, 2001, relating to the shares of common stock, no par value (the "Common Stock") of Fidelity Southern Corporation (the "Company") (the “Original Schedule 13D”) as previously amended by Amendment No. 1, filed on February 28, 2002 and by Amendment No. 2, filed on April 8, 2002 and by Amendment No. 3, filed on July 1, 2011.  The Company’s principal executive offices are located at 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305.  The Original Schedule 13D, as further amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, is hereinafter referred to as the "Schedule 13D".  Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.  This Amendment No. 4 amends Items 2, 3 and 5 of the Schedule 13D as set forth below, and is being filed to reflect that the percentage of shares of Common Stock beneficially owned by the Reporting Persons is less than 5% of the outstanding shares primarily by virtue of a change in the aggregate number of shares of Common Stock outstanding.  This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This statement is filed by:

	(i)	Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), with respect to the shares of Common Stock directly owned by it;

	(ii)	Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TFP;

	(iii)	Tontine Overseas Associates, L.L.C., a Delaware limited liability company ("TOA"), which serves as the investment manager to TFP Overseas Fund, Ltd. ("TFPO"), a company organized under the laws of the Cayman Islands, with respect to the shares of Common Stock directly owned by TFPO; and

	(iv)	Mr. Jeffrey L. Gendell ("Mr. Gendell") with respect to the shares of Common Stock directly owned by TFP and TFPO.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)    The address of the principal business and principal office of TFP, TM and TOA is 55 Railroad Avenue, Greenwich, CT 06830. The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, CT 06830.

(c)    The principal business of TFP is serving as a private investment limited partnership.  The principal business of TM is serving as general partner to TFP.  The principal business of TOA is that of an investment adviser engaging in the purchase and sale of securities on behalf of clients.  Mr. Gendell serves as the managing member of TM and TOA.

(d)    None of the Reporting Persons, the Principal, the Portfolio Managers or the Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 316394105	SCHEDULE 13D/A	Page 7 of 10 Pages

(e)    None of the Reporting Persons, the Principal, the Portfolio Managers or the Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    TFP is a limited partnership organized under the laws of the State of Delaware.  Each of TM and TOA is a limited liability company organized under the laws of the State of Delaware.  Mr. Gendell is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock purchased by TFP and TFPO were purchased with working capital and on margin. TFP and TFPO conduct their margin transactions with UBS Securities, LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP and TFPO may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP and TFPO, as the case may be. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

A. Tontine Financial Partners, L.P.

(a) Aggregate number of shares beneficially owned: 567,122

  Percentage: 4.26%  The percentages used herein and in the rest of Item 5 are calculated based upon the 13,316,505 shares of Common Stock issued and outstanding as of December 31, 2011 as reflected in the Company's Form 8-K filed on January 19, 2012 further adjusted for a 1.667% stock dividend paid effective February 1, 2012.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 567,122

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 567,122

                (c) Not applicable.

(d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including directing the receipt of dividends from or the proceeds from the sale of such shares. Mr. Gendell is the managing member of TM and in that capacity directs its operations.

CUSIP No. 316394105	SCHEDULE 13D/A	Page 8 of 10 Pages

(e) December 31, 2011

B. Tontine Management, L.L.C.

(a) Aggregate number of shares beneficially owned: 567,122

  Percentage: 4.26%

(b) 1. Sole power to vote or direct vote: -0-

  2. Shared power to vote or direct vote: 567,122

  3. Sole power to dispose or direct the disposition: -0-

  4. Shared power to dispose or direct the disposition: 567,122

                (c) Not applicable.

(d) Mr. Gendell is the managing member of TM and in that capacity directs its operations.

(e) December 31, 2011

C. Tontine Overseas Associates, L.L.C.

(a) Aggregate number of shares beneficially owned: 94,638

  Percentage: 0.71%

(b) 1. Sole power to vote or direct vote: -0-

  2. Shared power to vote or direct vote: 94,638

  3. Sole power to dispose or direct the disposition: -0-

  4. Shared power to dispose or direct the disposition: 94,638

                (c) Not applicable.

(d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds from the sale of such shares.

(e) December 31, 2011

CUSIP No. 316394105	SCHEDULE 13D/A	Page 9 of 10 Pages

D. Jeffrey L. Gendell

(a)   Aggregate number of shares beneficially owned: 661,760

    Percentage: 4.97%

(b)     1. Sole power to vote or direct vote: -0-

      2. Shared power to vote or direct vote: 661,760

      3. Sole power to dispose or direct the disposition: -0-

                          4. Shared power to dispose or direct the disposition: 661,760

                (c)   Not applicable.

(d)   Not applicable.

(e)   December 31, 2011

CUSIP No. 316394105	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as managing member of Tontine Management, L.L.C., general partner of Tontine Financial Partners, L.P. and as managing member of Tontine Overseas Associates, L.L.C.